SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                        Lund International Holdings, Inc.

                           Common Stock $.10 par value

                                   550368 10 4


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                      (Continued on the following page(s))


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                Page 1 of 4 Pages



CUSIP No. 550368 10 4                13G                       Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Allan W. Lund
                  ***-**-****

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [  ]
                                                                     (b)  [  ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                5.       SOLE VOTING POWER

          NUMBER OF                               1,158,601

            SHARES              6        SHARED VOTING POWER

         BENEFICIALLY                             75,000

        OWNED BY EACH           7        SOLE DISPOSITIVE POWER

       REPORTING PERSON                           1,158,601

             WITH               8        SHARED DISPOSITIVE POWER

                                                  75,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,233,601

10.      CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  [ X ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  28.0%

12.      TYPE OF REPORTING PERSON*

                  IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 4 Pages



Item 1(a)           Name of Issuer:

                             Lund International Holdings, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:

                             9055 Evergreen Boulevard, N.W.
                             Minneapolis, MN  55433

Item 2(a)           Name of Person Filing:

                             See Cover Page Item 1

Item 2(b)           Address of Principal Business Office or, if none, residence:

                             9055 Evergreen Boulevard, N.W.
                             Minneapolis, MN  55433

Item 2(c)           Citizenship:

                             See Cover Page Item 4

Item 2(d)           Title of Class of Securities:

                             Common Stock, $.10 par value

Item 2(e)           CUSIP No.

                             See Cover Page

Item 3              Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                             Not applicable

Item 4(a)           Amount Beneficially Owned:

                             See Cover Page Item 9.

Item 4(b)           Percent of Class

                             See Cover Page Item 11

Item 4(c)           Number of Shares as to Which Such Person Has:

                    (i)      sole power to vote or to direct the vote:

                                      See Cover Page Item 5


                                  Page 3 of 4



                    (ii)     shared power to vote or to direct the vote:

                                      See Cover Page Item 6

                    (iii) sole power to dispose or to direct the disposition of:

                                      See Cover Page Item 7

                    (iv) shared power to dispose or to direct the disposition of:

                                      See Cover Page Item 8

Item 5              Ownership of Five Percent or Less of a Class:

                             Not applicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:

                             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                             Not applicable

Item 8              Identification and Classification of Members of Group:

                             Not Applicable

Item 9              Notice of Dissolution of Group:

                             Not applicable

Item 10             Certification:

                             Not Applicable




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                /s/Allan W. Lund
                                -----------------------------------------------
                                Allan W. Lund

                                   Page 4 of 4